COMSTOCK HOMEBUILDING COMPANIES, INC.
March 8, 2007
VIA EDGAR AND BY HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief Mail Stop-7010

Re:	Comstock Homebuilding Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
File No. 001-32375
     On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), I submit the following response to the comment contained in the letter of comment of the Commission staff (the “Staff”) dated March 2, 2007, addressed to me. The Staff’s comment is restated below and set off in bold.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page F-7
1.     We note your response to prior comment three. However, your response did not provide us with any support of how your operating segments have similar economic characteristics. Please tell us and provide documentation, supplementally, supporting your determination that each of your operating segments, the individual real estate projects, have similar economic characteristics.
Response:  In response to your communication of March 2, 2007, our follow-up telephone conversation of March 5, 2007, and our review of prior staff correspondence letters with other homebuilders, we understand that the intent of FAS 131, as it relates to homebuilders which provide one single type of business activity and operate in multiple geographic or economic environments, is to provide additional segment disclosure about the economic environments they operate in. As such, we plan to present segment disclosures starting with the Form 10-K for the year ended December 31, 2006 for the reasons discussed below.
The segments we plan to report will be: 1) the greater Washington DC metropolitan area; 2) North and South Carolina; and 3) Georgia. Prior to January 2006 we operated as one reportable segment with over 90% of our revenue being generated in the greater Washington DC metropolitan area. Therefore we did not have any significant operations outside the greater Washington DC area and do not believe that the financial statements for the year ended December 31, 2005 should be amended to include segment disclosures.
During the course of 2006 we made acquisitions in Georgia and North Carolina, which we fully integrated into our business during the course of the second half of the year. The integration process, which was substantially completed during the fourth quarter of 2006, involved the implementation of information management systems and establishing key management roles within these markets. In addition, the volume of revenue in our markets became materially disparate in the fourth quarter with higher settlements in the greater Washington, DC market. As a result, we will present segment reporting for the segments described above in connection with the upcoming Form 10-K for the fiscal year ended December 31, 2006. We understand that it is the SEC staff’s position that when a registrant changes segments during the current interim period, the financial statements should be prepared on the basis of the new segments that were created during the current interim period that are being presented in the filing and that prior-period comparative information should be recasted on the new basis. As such, we will include 2006 comparative segment information in our 2007 Forms 10-Q in accordance with the position above.

U.S. Securities and Exchange Commission
March 8, 2007

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     Please do not hesitate to call me or Jason Parikh at (703) 883-1700 should you have any questions concerning this filing or any of the above responses.
Very truly yours,
/s/ Bruce J. Labovitz
Bruce J. Labovitz
Chief Financial Officer